EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Months Ended
	March 31,	March 31,
	2005	2004

Net Income	$83	$72

Add:
Provision for income taxes	41	35

Deduct:
Equity in profit of partnerships	(-)	(2)

Profit before taxes	$124	$105

Fixed charges:
Interest on borrowed funds	$173	$121
Rentals at computed interest*	1	1

Total fixed charges	$174	$122

Profit before taxes plus fixed charges	$298	$227

Ratio of profit before taxes plus fixed charges to fixed charges	1.71	1.86

*Those portions of rent expense that are representative of interest cost.